VIA COURIER

Rufus Decker, Accounting Branch Chief	January 26, 2018
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, DC 20549
United States

Dear Sir,

Re:	SSR Mining Inc.
Form 40-F for fiscal year ended December 31, 2016
Filed March 23, 2017
File No. 001-35455

SSR Mining Inc. (formerly Silver Standard Resources Inc.) (the “Company”) hereby acknowledges receipt of the comment letter dated January 12, 2018 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2016 and hereby submits this letter in response. The Staff’s comments are reprinted below and are followed by the Company’s responses.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.3 – Consolidated Financial Statements for the fiscal year ended December 31, 2016

Note 2(i)(ii) Exploration and evaluation expenditures, page 16

1.
We note from your response that your capitalized evaluation and exploration expenditures are accounted for under IFRS 6. We also note from your disclosure that you commence capitalization only after a) a mineral reserve has been established and/or there is a history of conversion to mineral reserves at operating mines, and b) necessary permits, access to critical resources and environmental programs exist or are reasonably obtainable. Please tell us why you believe these criteria do not demonstrate technical feasibility and commercial viability. Alternatively, if you believe these criteria do demonstrate technical feasibility and commercial viability, please tell us how your accounting for these capitalized costs is within the scope of IFRS 6, paragraphs 5(b) and 17.

SSR Mining Inc.	PHONE	+1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE	+1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Response: In our judgment there is a higher threshold to meet the concept of demonstrable technical feasibility and commercial viability, which would require us to recognize a mineral property asset, than there is for capitalizing exploration and evaluation expenses under IFRS 6. We appreciate the terms are similar, and for the majority of projects our point of recognition of exploration and evaluation assets will be identical as that to recognize a mineral property. However, for certain projects, particularly where authorizations are only considered to be reasonably obtainable, additional work may be required to enable us to conclude with confidence that the requirement for demonstrable technical feasibility and commercial viability has been achieved. For example, additional work may relate to critical permits, our social license to operate (community authorization or surface use agreements), or other authorizations to make it probable that all regulatory requirements for a project to start to be developed can be confidently fulfilled.

Note 2(i)(iii) Development expenditures, page 16

2.
In your response to our prior comment 2 you state that expenditures are reclassified from an exploration and evaluation asset to a mineral property when the project is considered to be technically feasible and economically viable in accordance with IFRS 6, and that judgment is confirmed by your Board of Directors. Please tell us what factors and indicators your management and Board of Directors consider in concluding that technical feasibility and economic viability have been demonstrated.

Response: In order to determine whether a project is considered to be technically feasible and commercially viable management and the Board of Directors will consider all material aspects of a project: the economics of the project based upon appropriate economic parameters such as metal prices, exchange rates; Mineral Reserves and current mine plans with sufficiently detailed engineering and cost estimates; the prevailing political landscape within the host country; and an assessment as to our confidence in obtaining the necessary permits and government and community authorizations.

If you have any further questions or additional comments concerning the foregoing, please contact me at (604) 689-3846.

Sincerely,

Gregory J. Martin
Senior Vice President and Chief Financial Officer

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